Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Perrigo Company plc

Commission File No. 001-36353

FOR IMMEDIATE RELEASE	CONTACTS:	Nina Devlin (Media)
724.514.1968
Kris King (Investors)
724.514.1813

Mylan Highly Confident in Successful Completion of Tender Offer for Perrigo on Friday

Mylan’s Offer Worth Approximately $44 More Than Perrigo’s Hypothetical Standalone Share Price

Mylan Reminds Perrigo Shareholders that Tendering Before the November 13, 2015 8:00 AM ET Deadline is the Best Way to Ensure They Receive the Immediate Premium, Accretion and Value Creation from Mylan’s Offer

Reminds Perrigo Shareholders that Greater than 50% of Shares Outstanding Must be Tendered by November 13 Deadline for Offer to be Extended

Perrigo Ineligible for Index Inclusion if Mylan Offer Prevails

HERTFORDSHIRE, England and PITTSBURGH, Nov. 10, 2015 – Mylan N.V. (NASDAQ: MYL; TASE) today reminded shareholders of Perrigo Company plc (NYSE: PRGO; TASE) that its offer to acquire all outstanding shares of Perrigo will expire on November 13, 2015 at 8:00 AM Eastern Time.

Mylan reminds Perrigo shareholders that if the greater than 50 percent acceptance condition is not satisfied by November 13, 2015 at 8:00 AM ET, its offer will lapse and there will be no subsequent offer period. Mylan encourages Perrigo shareholders to tender by the close of business on Thursday, November 12, 2015 to avoid losing the opportunity to realize the benefits of its compelling offer. If the tender is successful, Perrigo shareholders whose tenders are received by 8:00 AM ET Friday are expected to receive their consideration by Wednesday, November 18, 2015.

Mylan also reminds Perrigo shareholders of the significant benefits of the Mylan offer and provides clarity on certain elements of the tender process. Key highlights include:

•	MYLAN’S OFFER IS WORTH APPROXIMATELY $44 MORE THAN PERRIGO’S HYPOTHETICAL STANDALONE SHARE PRICE: As the market and the healthcare sector have shifted, Mylan believes that Perrigo’s share price has unquestionably been supported by its offer and, in the absence of Mylan’s offer, would be substantially lower. The choice is simple: Perrigo’s shareholders can either trade their shares for approximately $179 per share, which is $19 more than Perrigo’s current trading price, or see their holdings decline in value by potentially $25 to Perrigo’s average hypothetical unaffected share price of $135[1]. The total value at stake for Perrigo shareholders in this tender is approximately $44 per share. Mylan’s offer is far greater than the Perrigo stand-alone value today and Mylan believes the value of its offer will only increase over time in a combined Mylan-Perrigo company.

•	MULTIPLE MATH IS CLEAR AND COMPELLING: Mylan’s offer for Perrigo represents an undisputed 18-22x multiple to Perrigo’s estimated 2015 calendar year adjusted EBITDA.[2] This is at the high end of comparable deals in the sector over the past few years.

•	PERRIGO’S “WAIT-AND-SEE” RECOMMENDATION IS A RECKLESS GAMBLE: Perrigo’s self-serving recommendation that shareholders simply “wait and see” if Mylan reaches the greater than 50 percent threshold in the tender offer unnecessarily puts investors’ portfolios at risk of value destruction should Mylan’s offer lapse. The best way to ensure that the compelling value inherent in this offer is realized is to tender before Friday’s deadline. If Mylan succeeds in the tender, those shareholders whose tenders are received by 8:00 AM ET Friday, November 13 are expected to be paid on Wednesday, November 18, 2015.

•	PERRIGO WILL BE DROPPED FROM S&P IF MYLAN’S OFFER PREVAILS: Standard & Poor’s Equity Indices Policies & Practices Methodology document, published in October 2015 states: “An acquisition is an event in which a company buys most, if not all, of the target company in order to assume control of the target company. An acquisition will result in the deletion of the target company…”[3] In addition, S&P U.S Indices Methodology document, published in October 2015, states: “Only those share class lines with a public float of at least 50% are considered for inclusion”, and goes on to state: “Companies that are involved in mergers, acquisitions, or significant restructuring such that they no longer meet inclusion criteria” will be deleted.[4] Upon the acceptance condition to Mylan’s offer being satisfied, Perrigo’s public float will be less than 50% and no longer meet inclusion criteria.

Mylan encourages Perrigo shareholders to review its presentations dated October 30, 2015 and November 4, 2015, which are available at perrigotransaction.mylan.com and www.sec.gov for more information.

On November 3, 2015 Mylan achieved the final regulatory clearance needed by Mylan to close its acquisition of Perrigo. This represented the last remaining condition that needed to be satisfied for the successful completion of the offer other than the Perrigo shareholder acceptance condition.

Mylan has appointed Innisfree M&A Incorporated, along with its London-based subsidiary, Lake Isle M&A Incorporated, as Information Agent with respect to the Offer.

If shareholders have any questions, or need assistance, please contact:

Innisfree M&A Incorporated (New York):

Frank Lentini (+1 212 750 7946)

Lloyd Lefcourt (+1 212 750 7419)

Lake Isle M&A Incorporated (London):

Solange Neitzel (+44 (0)20 7710 9963)

Under the terms of Mylan’s offer, Perrigo shareholders will receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. On September 14, 2015 Mylan officially commenced its formal offer to acquire all outstanding ordinary shares of Perrigo.

The offer is being made in accordance with Mylan’s announcement (dated April 24, 2015 and amended on April 29, 2015 and on August 13, 2015) pursuant to Rule 2.5 of the Irish Takeover Rules that set forth Mylan’s legally binding commitment to commence an offer and the Offer to Exchange / Prospectus (being the offer document for the purposes of the Irish Takeover Rules) dated September 14, 2015. The offer and withdrawal rights are scheduled to expire at 1:00 P.M. (Irish time)/8:00 A.M. (New York City time) on November 13, 2015, unless the offer is extended with the consent of the Irish Takeover Panel. The acceptance condition for the offer requires greater than 50% of Perrigo ordinary shares to have been tendered into the offer.

A copy of the Offer to Exchange/Prospectus and other related materials have been mailed to Perrigo shareholders and the Offer to Exchange/Prospectus is available at perrigotransaction.mylan.com.

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo Company plc (“Perrigo”) by Mylan N.V. (“Mylan”) (the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and a compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and a compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and our other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (which includes an offer to exchange/prospectus and was declared effective on September 10, 2015, the “Registration Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the Perrigo Proposal and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

ADDITIONAL INFORMATION

In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the Registration Statement. In connection with the Perrigo Proposal, Mylan also filed with the SEC on September 14, 2015 a Tender Offer Statement on Schedule TO, which includes the offer to exchange prospectus (the “Offer to Exchange/Prospectus”), form of letter of transmittal and other related offer documents. Mylan has mailed the Offer to Exchange/Prospectus to Perrigo shareholders in connection with the Perrigo Proposal. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company. Tysabri® is a registered trademark of Biogen MA Inc.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

NO PROFIT FORECAST / ASSET VALUATIONS

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SOURCES AND BASES OF INFORMATION

The information set forth under “About Mylan” above has been extracted from Mylan Inc.’s Annual Report (Form 10-K) for the period ended December 31, 2014 filed with the SEC on March 2, 2015, amended on April 30, 2015 and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015.

AVAILABILITY OF THE OFFER TO EXCHANGE/PROSPECTUS (OFFER DOCUMENT)

A copy of the Offer to Exchange/Prospectus (being the offer document for the purposes of the Irish Takeover Rules) is available for inspection at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland.

In connection with the offer, a prospectus for purposes of European Directive 2003/71/EC (as amended) has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), has been published, and is available at perrigotransaction.mylan.com and at www.afm.nl. This press release and the information referred to in it contain, or may contain, marketing materials (reclame-uiting) relating to the offer.

FOOTNOTES

[1]	Hypothetical unaffected share price is based on the average of three calculation methodologies: 1) Change in S&P Pharmaceuticals Index since April 7, 2015 applied to Perrigo’s April 7, 2015 stock price, 2) Change in Selected Peer 2016E P/E Multiple since April 7, 2015 applied to Perrigo’s 2016E P/E multiple as of April 7, 2015 and 3) Change in Perrigo’s Proxy Peers’ 2016E P/E Multiple since April 7, 2015 applied to Perrigo’s 2016E P/E multiple as of April 7, 2015. 2016E P/E multiple calculated as share price divided by 2016E Thomson Reuters consensus estimate adjusted diluted EPS as of November 9, 2015. Selected Peer Average 2016E P/E Multiple based on average of Thomson Reuters’s current estimates for the 2016E P/E Multiple of each relevant peer and multiplied by Thomson Reuters current estimate of 2016E adjusted diluted EPS of $9.30 for Perrigo to give the hypothetical unaffected share price. Selected peers consist of Valeant, Mallinckrodt, Endo, Jazz, Teva, Akorn and Mead Johnson. Perrigo’s public Proxy Peers Average 2016E P/E Multiple based on average of Thomson Reuters’s current estimates for the 2016E P/E Multiple of each relevant peer and multiplied by Thomson Reuters current estimate of 2016E adjusted diluted EPS of $9.30 for Perrigo to give the hypothetical unaffected share price. Perrigo’s Peers per Perrigo’s definitive proxy statement, filed September 25, 2015, and consist of Abbvie, Mallinckrodt, Actavis, Mead Johnson, Allergan, Mylan, Bristol-Myers Squibb, Regeneron, Celgene, Cubist, Shire, United Therapeutics, Endo, Valeant, Hospira, Zoetis, and Jazz Pharmaceuticals. Excludes Allergan due to sale of generics business to Teva as well as recently acquired Actavis, Cubist and Hospira. Thomson Reuters consensus estimates as of November 9, 2015. Mylan does not endorse or adopt Thomson Reuters consensus estimates, which are used for illustrative purposes only. Nothing in this statement is intended to be a profit forecast or a target. Adjusted diluted EPS is a non-GAAP financial measure.

[2]	Mylan & Perrigo: It’s Now All About The Immediate Value For The Perrigo Shareholder and Better Long-Term Sustainable Growth and Value Creation For The Combined Company – November 4, 2015 available at perrigotransaction.mylan.com (slide 31)

[3]	Equity Indices Policies & Practices Methodology”, S&P Dow Jones Indices, October 2015 available at http://us.spindices.com/documents/methodologies/methodology-sp-equity-indices-policies-practices.pdf?force_download=true

[4]	“S&P U.S. Indices Methodology”, S&P Dow Jones Indices, October 2015 available at
https://us.spindices.com/documents/methodologies/methodology-sp-us-indices.pdf?force_download=true